UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

CREDIT ACCEPTANCE CORPORATION
(Name of Subject Company (Issuer))
CREDIT ACCEPTANCE CORPORATION
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class Securities)
225310-10-1
(CUSIP Number of Class of Securities)

Charles A. Pearce
Chief Legal Officer and Corporate Secretary
Credit Acceptance Corporation
25505 West Twelve Mile Road
Southfield, MI 48034-8339
(248) 353-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Richard C. Witzel, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Dr.
Chicago, IL 60606
(312) 407-0700
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	$124,999,940.63
AMOUNT OF FILING FEE**	$14,512.49

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 1,904,761 shares of the outstanding common stock at a price of $62.625 per share in cash.

**	The amount of the filing fee equals $116.10 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $14,512.49
Form or Registration No.: Schedule TO
Filing Party: Credit Acceptance Corporation
Date Filed: February 9, 2011
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on February 9, 2011 (“Schedule TO”), as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 filed with the SEC on February 24, 2011, February 28, 2011 and February 28, 2011, respectively, by Credit Acceptance Corporation, a Michigan corporation (“CA”), in connection with the offer by CA to purchase for cash up to 1,904,761 shares of its common stock, par value $0.01 per share, at a price of $65.625 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated February 9, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
     All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 4 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.
Items 1 through 11. Summary Term Sheet; Subject Company Information; Identity and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; Persons/Assets Retained, Employed, Compensated or Used; Financial Statements; Additional Information
1.	The first bullet point of the response to the question “Are there any conditions to the tender offer?” in the “Summary Term Sheet” section of the Offer to Purchase on page 2 thereof is hereby amended and restated as follows:
•	Consummation by us of the Debt Financing, on terms reasonably satisfactory to us (the “Financing Condition”), which condition has been satisfied as of March 3, 2011.
2.	The first bullet point following the second paragraph in the “Forward-Looking Statements” section of the Offer to Purchase on page 8 thereof is hereby deleted.
3.	The first paragraph in the “Conditions of the Tender Offer” section of the Offer to Purchase on page 21 thereof is hereby amended and restated as follows:

Notwithstanding any other provision of the tender offer, CA will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of or the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if the Financing Condition is not satisfied (which condition has been satisfied as of March 3, 2011 as further described in Section 9) or if any of the following events or circumstance shall have occurred (or shall have been determined by CA in its reasonable judgment to have occurred):
4.	The following sentences hereby replace the second sentence of the second paragraph in the “Source and Amount of Funds” section of the Offer to Purchase on page 24 thereof:

The Financing Condition has been satisfied as of March 3, 2011 as a result of the consummation of the Debt Financing through CA’s issuance in a private placement of 9.125% First Priority Senior Secured Notes due 2017 (the “Senior Notes”) in an aggregate principal amount of $100.0 million at an issue price of 106% of the principal amount. The newly-issued $100.0 million of Senior Notes are referred to as the “Additional Notes.” CA does not have any alternative financing arrangements or plans that would fund the purchase of shares in the tender offer.

5.	The following paragraphs are hereby added after the fifth paragraph in the “Source and Amount of Funds” section of the Offer to Purchase on page 24 thereof:

The Additional Notes were issued as additional Senior Notes under an indenture, dated as of February 1, 2010 (the “2010 Indenture”), among CA; CA’s subsidiaries Buyers Vehicle Protection Plan, Inc. and Vehicle Remarketing Services, Inc. (the “Guarantors”); and U.S. Bank National Association, as trustee (the “Trustee”), pursuant to which on February 1, 2010 CA issued $250.0 million aggregate principal amount of the Senior Notes (the “Prior Notes”), which remain outstanding. The 2010 Indenture, as amended or supplemented, is referred to as the “Indenture.” The Additional Notes have the same terms as the Prior Notes, other than issue price and issue date, and, together with the Prior Notes and any further Senior Notes that may be issued under the Indenture, will be treated as a single class under the Indenture.

The Senior Notes mature on February 1, 2017 and bear interest at a rate of 9.125% per annum, computed on the basis of a 360-day year composed of twelve 30-day months and payable semi-annually on February 1 and August 1 of each year. Interest on the Additional Notes accrues from February 1, 2011, and the first interest payment date for the Additional Notes is August 1, 2011.

The Senior Notes are guaranteed on a senior secured basis by the Guarantors, which are also guarantors of obligations under the credit agreement. The Senior Notes and the Guarantors’ guarantee of the Senior Notes, or “Note Guarantees” are secured on a first-priority basis (subject to specified exceptions and permitted liens), together with all indebtedness outstanding from time to time under the credit agreement and, under certain circumstances, other future indebtedness, by a security interest in substantially all of the assets of CA and the Guarantors, subject to certain exceptions such as real property, cash (except to the extent it is deposited with the collateral agent), certain leases and equity interests of CA’s subsidiaries (other than those of specified subsidiaries including the Guarantors). The assets of CA and the Guarantors securing the Senior Notes and the Note Guarantees will not include assets transferred to special purpose subsidiaries in connection with securitization transactions and will generally be the same as the collateral securing indebtedness under the credit agreement and, under certain circumstances, other future indebtedness.

CA may redeem some or all of the Senior Notes, at its option, at any time and from time to time on and after February 1, 2014, at a redemption price (expressed as a percentage of the principal amount of the Senior Notes to be redeemed) of 104.563%, declining to 102.281% on February 1, 2015 and declining to par on February 1, 2016, in each case plus accrued and unpaid interest, if any, to the redemption date. At any time and from time to time prior to February 1, 2014, CA may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes redeemed, plus a “make-whole” premium set forth in the Indenture and accrued and unpaid interest, if any, to the redemption date. In addition, at any time on or prior to February 1, 2013, CA may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net cash proceeds of certain equity offerings at a redemption price of 109.125% of the principal amount of the Senior Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date.

If CA experiences specified change of control events, CA must offer to repurchase the Senior Notes at an offer price equal to 101% of the aggregate principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest, if any, to the applicable repurchase date. Under specified circumstances, the Indenture requires CA to use net proceeds from certain dispositions of assets to offer to repurchase Senior Notes at a repurchase price equal to 100% of the principal amount of the Senior Notes repurchased, plus accrued and unpaid interest, if any, to the applicable repurchase date.

The Indenture requires that CA maintain a ratio of consolidated funded debt to consolidated tangible net worth of no more than 3.25 to 1.0 as of the end of each fiscal quarter and a collateral coverage ratio of at least 1.25 to 1.0. The Indenture also contains covenants that limit the ability of CA and its subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) pay dividends or purchase capital stock; (iii) make investments; (iv) sell assets; (v) incur liens; (vi) merge, consolidate or sell all or substantially all of their assets; and (vii) enter into transactions with affiliates. These covenants are subject to a number of important limitations and exceptions.

The Indenture provides for customary events of default. In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding Senior Notes will become due and payable immediately without further action or notice. If any other event of default under the Indenture occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Senior Notes may declare all the Senior Notes to be due and payable immediately.

6.	The third bullet in the “Certain Information Concerning CA — Incorporation By Reference” section of the Offer to Purchase on page 32 thereof is hereby amended and restated as follows:
•	Current Reports on Form 8-K, filed with the Commission on February 9, 2011 and March 3, 2011.
Item 12. Exhibits.
          Item 12 is hereby amended and supplemented to add the following:

EXHIBIT
NUMBER	DESCRIPTION
(a)(5)(viii)	Press release dated March 3, 2011 (incorporated by reference to CA’s Current Report on Form 8-K filed with the SEC on March 3, 2011).

(b)(xii)	Indenture, dated as of February 1, 2010, among Credit Acceptance Corporation, the Guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to CA’s Current Report on Form 8-K filed with the SEC on February 5, 2010).

(b)(xiii)	First Supplemental Indenture, dated March 3, 2011 (incorporated by reference to CA’s Current Report on Form 8-K filed with the SEC on March 3, 2011).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT ACCEPTANCE CORPORATION
By:	/s/ Douglas W. Busk
Name:	Douglas W. Busk
Title:	Senior Vice President and Treasurer

Dated: March 3, 2011

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(5)(i)	Notice of Guaranteed Delivery.*

(a)(5)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iv)	Letter to Participants in the Credit Acceptance 401(k) Profit Sharing Plan and Trust.*

(a)(5)(v)	Press release dated February 9, 2011 announcing the commencement of the offer (incorporated by reference to CA’s Form 8-K dated February 9, 2011).

(a)(5)(vi)	Press release dated February 28, 2011 (incorporated by reference to Exhibit 99.1 to CA’s Current Report on Form 8-K filed with the SEC on February 28, 2011).

(a)(5)(vii)	Press release dated February 28, 2011 (incorporated by reference to Exhibit 99.2 to CA’s Current Report on Form 8-K filed with the SEC on February 28, 2011).

(a)(5)(viii)	Press release dated March 3, 2011.**

(b)(i)	Fourth Amended and Restated Credit Agreement, dated as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time, Comerica Bank as administrative agent and Banc of America Securities LLC as sole lead arranger and sole bank manager (incorporated by reference to CA’s Form 8-K dated February 10, 2006).

(b)(ii)	Amendment No. 1, dated September 20, 2006, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 19, 2007).

(b)(iii)	Amendment No. 2, dated January 19, 2007, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 19, 2007).

(b)(iv)	Amendment No. 3, dated June 14, 2007, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 19, 2007).

(b)(v)	Amendment No. 4, dated January 25, 2008, to the Fourth Amended and Restated Credit Agreement as of February 7, 2006, among CA, the Lenders which are parties thereto from time to time and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated January 31, 2008).

(b)(vi)	Fifth Amendment, dated as of July 31, 2008, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 10-Q for the quarterly period ended September 30, 2008).

(b)(vii)	Sixth Amendment, dated as of December 9, 2008, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2008).

(b)(viii)	Seventh Amendment, dated as of June 15, 2009, to Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 18, 2009).

(b)(ix)	Eighth Amendment, dated as of October 20, 2009, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2009).

EXHIBIT
NUMBER	DESCRIPTION
(b)(x)	Ninth Amendment, dated as of February 1, 2010, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated February 5, 2010).

(b)(xi)	Tenth Amendment, dated as of June 9, 2010, to the Fourth Amended and Restated Credit Agreement, dated February 7, 2006, among CA, the Lenders which are parties thereto from time to time, and Comerica Bank as administrative agent (incorporated by reference to CA’s Form 8-K dated June 9, 2010).

(b)(xii)	Indenture, dated as of February 1, 2010, among Credit Acceptance Corporation, the Guarantors named therein and U.S. Bank National Association, as trustee. ***

(b)(xiii)	First Supplemental Indenture, dated March 3, 2011.**

(d)(1)	Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended, April 6, 2009 (incorporated by reference to Annex A to CA’s Definitive Proxy Statement on Schedule 14A dated April 10, 2009).

(d)(2)	Credit Acceptance Corporation 1992 Stock Option Plan, as amended and restated May 1999 (incorporated by reference to CA’s Form 10-Q for the quarterly period ended June 30, 1999).

(d)(3)	Credit Acceptance Corporation Director Stock Option Plan (incorporated by reference to CA’s Form 10-K for the year ended December 31, 2001).

*	Previously filed.

**	Incorporated by reference to CA’s Current Report on Form 8-K filed with the SEC on March 3, 2011.

***	Incorporated by reference to CA’s Current Report on Form 8-K filed with the SEC on February 5, 2010.